Exhibit 99.5

The Board of Directors recommends a vote FOR Resolutions 1 through 8. 2026 Annual General Meeting — Zhihu Inc. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q PLEASE SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q ZHIHU INC. Res. 1. For Against Abstain Res. 2(a)(i) Res. 2(a)(ii) Res. 2(a)(iii) Res. 2(b) Res. 3. Res. 4. For Against Abstain Res. 5. Res. 6. Res. 7. Res. 8. 1UPX Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Change of Address — Please print new address below. ORDINARY RESOLUTIONS(Note 6) MMMMMMMMMMMM MMMMMMMMM ###### 000001MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext JPM MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM ZHIHU INC. - XXXXXX - COMMON Computershare ZHIHU INC. Draft: #5 Project: ea0268015-111

Proxy Form — Zhihu Inc. AGENDA ORDINARY RESOLUTIONS(Note 6) 1. To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025 and the reports of the directors of the Company and auditor thereon. 2(a)(i) To re-elect Mr. Qu Chen as a non-executive director. 2(a)(ii) To re-elect Mr. Zhaohui Li as a non-executive director. 2(a)(iii) To re-elect Ms. Hope Ni as an independent non-executive director. 2(b) To authorize the board of directors of the Company to fix the remuneration of directors. 3. To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company (including any sale or transfer of treasury shares out of treasury) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution. 4. To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution. 5. To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares out of treasury) by the aggregate number of the shares and/or shares underlying ADSs repurchased by the Company. 6. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors of the Company to fix their remuneration for the year ending December 31, 2026. 7. To approve the adoption of the Amended and Restated 2022 Share Incentive Plan. 8. Conditional upon the passing of resolution 7, to approve the adoption of the Service Provider Sublimit. JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m. Beijing Time, on Tuesday, June 30, 2026, at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST, or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Proxy Form. The enclosed postage-paid envelope is provided for this purpose. This Proxy Form should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Resolutions, or any of them, as the case may be. Only the registered holders of record as of the close of business on May 22, 2026 Eastern Time, will be entitled to execute the attached Proxy Form. If no ADR Proxy Form is received by the Depositary before 9:00 a.m. Eastern Time, June 22, 2026, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution. The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company of record on May 22, 2026, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Class A Ordinary Shares of the Company represented by such ADRs, in accordance with the instructions on this card. To review the notice of the AGM, please visit the Investor Relations Section of the Company website: ir.zhihu.com NOTE: In order to have the aforesaid shares voted, this Proxy Form MUST be returned before 9:00 a.m. Eastern Time, on June 22, 2026. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.